January 24, 2025

Attn: Tara Harkins and Kevin Kuhar

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Cytonics Corporation

Offering Statement on Form 1-A Filed November 19, 2024

File No. 024-12533

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated December 16, 2024 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement on Form 1-A of Cytonics Corporation (the “Company”), and submit this letter in response to Comment 22.

For convenience of the Staff, we are including the text of Comment 22 followed by the Company’s response.

Note 7. Stockholders' Equity Stock Options, page F-14

22.           We note on pages F-16 and F-18 that you have granted stock options during the six months ended June 30, 2024 and subsequent to June 30, 2024. Please explain to us how you determined the fair value of the common stock underlying these issuances and the reasons for any differences between the recent valuations of your common stock leading up to the $3 estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

As disclosed in the Company’s Form 1-A under “Compensation of Directors and Executive Officers—Stock Options”, during the six months ended June 30, 2024, the Company granted stock options to its executive officers and directors with exercise prices ranging from $1.50 to $2.00 per share. Those exercise prices were based on factors considered for the valuation of the Company as existed as of the date of grant. However, events occurring subsequently have been taken into consideration by the Company in the setting of its offering price at $3.00 per share, being sold on a best efforts basis.

Previous Sales under Regulation Crowdfunding

Prior to its current offering under Regulation A, the Company most recently sold its Series C Preferred Stock at a price of $2.30 per share to investors. That offering commenced in June 2024, and was completed by October  2024, with the Company raising gross proceeds of approximately $872,000. While the current offering is for the sale of Common Stock rather than Series C Preferred Stock, the common shares should be considered to be of the same economic standing, with the Series C Preferred Stock being convertible into shares of Common Stock on a one-to-one basis. Further, for an early stage life sciences company, in the event of liquidation, there would likely be limited assets to distribute, reducing any premium associated with the liquidation preference of the Series C Preferred Stock. As such, the Company deems $2.30 per share as a baseline for its common stock, based on the completion of the Series C Preferred Stock round in September  2024, as that is the value adopted by investors in the most recent Series C Preferred Stock offering.

Status of Clinical Trials

The Company has experienced important developments in the status of its clinical trials which has supported the increase from $2.30 in the completed Regulation Crowdfunding offering to $3.00 in the current offering under Regulation A. The following sets out a timeline of events associated with the Phase 1 trial, and the initiation of planning for the Phase 2 trial. This information will also be set forth in the Company’s amended offering statement on Form 1-A/A.

Outlined below is a detailed timeline of key historical milestones achieved during the Phase 1 trial:

•	On April 2, 2024, the Company was granted regulatory approval to begin patient recruitment.

•	On June 19, 2024, the Company successfully dosed the first patient in the Phase 1 study.

•	As of December 18, 2024, all 22 patients have been dosed with either CYT-108 or placebo (saline). As of January 21, 2025, no drug-related adverse events have been reported and CYT-108 appears well-tolerated.

•	In 2025, the Company anticipates the following milestones for CYT-108’s development: During Q1 and Q2 2025, the Company plans to conduct a 3-month follow-up period to assess safety and efficacy at the six-month mark in which it will:

•	Assess cartilage breakdown and patient reported outcomes (perceived pain and changes in mobility and daily function) in the CYT-108 treated and placebo groups.

•	Look for signs of “disease modification” by: (i) quantifying a cartilage degradation product found in blood and (ii) determining whether there are positive changes in patient reported outcomes of pain and mobility. The Company notes that a reduction in cartilage breakdown of the CYT-108 treated group relative to that of the placebo group would indicate that CYT-108 is targeting the molecular pathogenesis of osteoarthritis, and is not merely an anti-inflammatory or pain reliever.

•	The Phase 1 clinical study report is expected to be finalized in Q3 2025.

•	The results of this study will serve as a key component of the Company’s Investigational New Drug (IND) application, which is planned to be submitted in Q3 2025.

•	In anticipation of Phase 2, the Company has contracted their manufacturer (Goodwin Biotechnology, Inc.) to schedule two GMP production runs in 2025 and 2026, ensuring that enough CYT-108 drug product will be available to complete the Phase 2 clinical trial.

•	To best prepare for Phase 2, during October 2024 the Company recruited 5 new MDs to their Medical Advisory Board to assist in the design of the Phase 2 clinical study.

•	The Company is currently working with their veterinary distributor of the APIC therapy to explore the use of CYT-108 in veterinary applications. Initial experiments are scheduled to begin in Q1 2025, the results of which will provide a “go/no-go” signal to pursue further development through the Center of Veterinary Medicine.

For this analysis, it is important to note that the majority of the aforementioned historic milestones occurred during the second half of 2024. The Company believes that these milestones reduce the risks of further development of CYT-108 and support the increase in valuation under this Regulation A offering. Further, the Company notes that these milestones were not considered in the previous valuation of options granted to officers and directors, but are a material part of the Company’s valuation for this offering.

Reimbursement of the Company’s R&D Expenditures

As identified in the subsequent events footnote to the Company’s financial statements for the six months ended June 30, 2024, the Company received its initial reimbursement in the amount of $301,205 in October 2024 from the Australian government under its RDTI program. This reimbursement resulted in a 43.5% reduction of the Company’s research and development expenses incurred during 2024, and significantly improved the Company’s cash position as it moves forward into planning for Phase 2 clinical trials.

Changes in Regulatory Environment

In anticipation of the new Presidential Administration, the Company believes that certain regulatory and policy changes will improve the investment outlook for the Company. For example, the possibility of expedited drug approvals by the FDA, under its Right to Try program, may allow for the Company to go to market with CYT-108 on a faster than anticipated timeline.

Further, financial analysts predict additional interest rate reductions by the Federal Reserve, which typically results in increased investor activity in both public and private markets.

Taken together, we believe the material improvements to the Company’s business and financial position, coupled with the advancement of CYT-108 through Phase 1, and the possibility of a favorable regulatory and capital markets environment support the Company’s increase in valuation in this offering under Regulation A.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cytonics Corporation. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Joey Bose, Chief Executive Officer, Cytonics Corporation